UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                       to

Commission file number 1-8649

A.Full title of the plan and address of the plan, if different from that of the issuer named below:
The Toro Company Profit-Sharing Plan for Plymouth Union Employees

The Toro Company
8111 Lyndale Avenue South
Bloomington, MN  55420
Attn: Managing Director, Total Rewards & Employee Services

B.Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
The Toro Company
8111 Lyndale Avenue South
Bloomington, MN  55420

THE TORO COMPANY PROFIT-SHARING PLAN
FOR PLYMOUTH UNION EMPLOYEES
Financial Statements
December 31, 2016 and 2015

THE TORO COMPANY PROFIT-SHARING PLAN
FOR PLYMOUTH UNION EMPLOYEES

THE TORO COMPANY PROFIT-SHARING PLAN
FOR PLYMOUTH UNION EMPLOYEES
Statements of Net Assets Available for Benefits (Unaudited)
December 31, 2016 and 2015

	2016	2015
Assets:
Investments at fair value:
Interest in the Toro Company Master Trust Fund	$4,563,551	$3,943,433

Employer contribution receivable	1,292	916
Employee contribution receivable	3,755	2,527
Total receivables	5,047	3,443

Net assets available for benefits	$4,568,598	$3,946,876

See accompanying Notes to Financial Statements.

THE TORO COMPANY PROFIT-SHARING PLAN
FOR PLYMOUTH UNION EMPLOYEES
Statements of Changes in Net Assets Available for Benefits (Unaudited)
Years ended December 31, 2016 and 2015

	2016	2015
Additions to net assets:
Investment income:
Plan interest in net investment income of the Toro Company Master Trust Fund	$1,081,210	$295,795
Net investment income	1,081,210	295,795

Employer cash contributions	62,288	54,007
Employee contributions	285,557	154,701
Total contributions	347,845	208,708

Total additions to net assets	1,429,055	504,503

Deductions from net assets:
Benefit payments	(807,333)	(545,948)
Total deductions from net assets	(807,333)	(545,948)

Net increase/(decrease) in net assets available for benefits	621,722	(41,445)

Net assets available for benefits:
Beginning of year	3,946,876	3,988,321
End of year	$4,568,598	$3,946,876

See accompanying Notes to Financial Statements.

THE TORO COMPANY PROFIT-SHARING PLAN
FOR PLYMOUTH UNION EMPLOYEES
Notes to Financial Statements (Unaudited)
December 31, 2016 and 2015
Note 1 — Summary Description of Plan

The Toro Company (the "Company" or the "Plan Administrator") is in the business of designing, manufacturing, and marketing professional turf maintenance equipment and services, turf irrigation systems, landscaping equipment and lighting products, snow and ice management products, agricultural micro-irrigation systems, rental and specialty construction equipment, and residential yard and snow thrower products. The Company sells its products worldwide through a network of distributors, dealers, hardware retailers, home centers, mass retailers, as well as online (direct to end-users).

The following description of The Toro Company Profit-Sharing Plan for Plymouth Union Employees (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document amended and restated as of January 1, 2012 for more complete information as it relates to calendar years prior to 2016. The Plan document was amended and restated effective January 1, 2016 as part of the regular five-year cycle of amendments and restatements. The plan is subject to certain provisions of the Employee Retirement Security Act of 1974, as amended ("ERISA"). As of December 31, 2014, the Plan was closed to any new individual Plan participants.

Employees must be a member of a collective bargaining unit. Employee contributions to the Plan consist of salary reduction elections under a 401(k) feature, voluntary after tax contributions, and rollover funds from other qualified plans. Participants are fully vested in the entire balance of their individual accounts attributable to those contributions. The Company, at its discretion, may make matching contributions. Participants are eligible for matching contributions the first of the month following completion of one year of qualifying service with the Company. Company contributions, together with the income attributable thereto, vest at a rate of 20% after one year of vesting service, with an additional 20% being accumulated annually thereafter until the participant is 100% vested. All contributions under the Plan are made to a trust that holds all of the assets of the Plan.

The investments of employee and employer contributions are selected by the participants. Benefit payments and transfers of participants’ interests are made by the trustee, Fidelity Investments (the "Trustee").

Participants may receive distributions from their vested accounts under the Plan upon termination of service or death in the form of a lump-sum payment or in installments. Participants are allowed to withdraw amounts that they previously rolled into the Plan. Withdrawals are also allowed from selected accounts in the event of a defined financial hardship to the extent necessary to satisfy the financial need. To the extent an account is invested in common stock, par value $1.00 per share, of the Company ("Common Stock"), a withdrawal or distribution can be in the form of Common Stock or cash.

Administrative costs of the Plan are shared by the Company and plan participants, depending upon the type of administrative cost. Investment management fees are netted against investment income.

Forfeited amounts from non-vested accounts totaled $6 and $165 during the Plan years ended December 31, 2016 and 2015, respectively.

Note 2 — Summary of Significant Accounting Policies

Basis of Financial Statement Presentation

The accompanying Financial Statements of the Plan are prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP") and are presented on the accrual basis of accounting. The accompanying Financial Statements have not been audited, as an audit is not required under the applicable ERISA rules.

Investments

The Plan’s investments are in a Master Trust held by the Trustee. The Company maintains one Master Trust for two profit sharing and retirement plans that are sponsored by the Company. The two plans are the Plan and the Toro Company Investment, Savings, and Employee Stock Ownership Plan. The purpose of the Master Trust is to pool investment transactions and achieve uniform rates of return on comparable funds under all plans. The Plan’s proportionate share of net investment income, or loss, from the Master Trust is based upon the percentage of the fair value of the Plan’s investment in the Master Trust’s net assets. The Plan’s percentage interest in the net assets of the Master Trust was approximately 1% as of each of December 31, 2016 and 2015.

The investment securities are stated at fair value; fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. The fair value of equity securities is based on the last quoted bid price. Common collective trust funds have the characteristics of a structure similar to a mutual fund, therefore, as clarified by Accounting Standards Update (ASU) 2015-10, Technical Correction and Improvements, its value is considered readily determinable as each fund publishes a daily price at the end of each day. There are no imposed redemption or liquidation restrictions on participants and the Plan has no further contractual obligations to further invest in the funds. An immaterial error correction was made to classify the fiscal 2015 common collective trust funds shown in the fair value hierarchy table included within Note 6 - Master Trust Fund from investments measured at net asset value to Level 2 investments. This correction was made as the investments meet the criteria for readily determinable fair value as clarified by ASU 2015-10, and conforms with the fiscal 2016 presentation of common collective trusts funds within the fair value hierarchy table.

Purchases and sales of all securities are recorded on a trade-date basis. Interest is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation, or depreciation, includes the Plan’s gains, or losses, respectively, on investments bought and sold as well as held during the year.

Accounting Estimates

The preparation of the Financial Statements in conformity with U.S. GAAP requires the Plan's management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities as of the date of the Financial Statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Concentrations of Risk

The Plan has investments in a variety of investment funds within the Master Trust. Investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

The assets held by the Master Trust include Common Stock. At December 31, 2016 and 2015, approximately 41% and 37% of the investments of the Master Trust were invested in Common Stock of the Company, respectively. The underlying value of the Common Stock of the Company is entirely dependent upon the performance of the Company and the market’s evaluation of such performance and other factors.

Fully Benefit-Responsive Investment Contracts

The Plan indirectly invests in guaranteed investment contracts and security-backed contracts through the Wells Fargo Stable Return Fund G. An investment contract is a contract issued by a financial institution to provide a stated return to the buyer of the contract for a specified period of time. A security-backed contract has similar characteristics as a traditional investment contract and is comprised of two parts: the first part is a fixed-income security or portfolio of fixed-income securities; the second part is a contract value guarantee ("wrapper") provided by a third party. Stable value collective trust funds, which include these investment contracts held by a defined contribution plan, are required to be reported at fair value. The yield earned by the Wells Fargo Stable Return Fund G at December 31, 2016 and 2015 was 1.93% and 1.83%, respectively.
Note 3 — Party-in-Interest Transactions

The Trustee and the Company are parties-in-interest with respect to the Plan. The Plan’s investments are held by the Trustee, and some of the investment funds available to participants include mutual funds managed by the Trustee. Transactions between the Plan and the Trustee are exempt from being considered as “prohibited transactions” under the ERISA Section 408(b).

Note 4 — Plan Termination

The Company has voluntarily agreed to make contributions to the Plan. Although the Company has not expressed any intent to terminate the Plan, it may do so at any time. Each participant’s interest in the Plan is 100% vested at all times, except for the portion attributable to matching contributions, which is vested in the manner described within Note 1, Summary Description of Plan. Upon termination of the Plan, interests of active participants in the Plan fully vest.

Note 5 — Master Trust Fund
Under the terms of the trust agreement, the Trustee manages investment funds on behalf of the Plan. The Trustee has been granted discretionary authority concerning the purchases and sales of the investments of the investment funds, except to the extent the Trustee is subject to the discretion of participants, other fiduciaries, or the Company. In accordance with the trust agreement, the assets of the Plan are held together with assets of other plans sponsored by the Company in the Master Trust. Investment income related to the Master Trust is allocated to the individual plans based upon beginning of the month balances invested in the Plan. Transactions involving Company Stock qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules under ERISA.

Fair values of Master Trust investments at December 31, 2016 and 2015 were as follows:

	2016	2015
Mutual funds	$281,018,256	$274,921,858
Common collective trust funds	300,996,560	262,001,860
Money market funds	3,838,930	3,955,951
Self-directed brokerage	13,869,935	13,814,321
The Toro Company Common Stock	419,003,720	322,340,390
Total Master Trust investments	$1,018,727,401	$877,034,380

Plan interest in Master Trust	$4,563,551	$3,943,433

Net investment income for the Master Trust for the years ended December 31, 2016 and 2015 was as follows:

	2016	2015
Net realized and unrealized appreciation/(depreciation) in fair value of investments:
Mutual funds	$19,263,338	$(11,478,371)
Common collective trust funds	15,165,285	(545,909)
Money market funds	—	137
Self-directed brokerage	613,572	—
The Toro Company Common Stock	156,310,401	43,822,076
Net realized and unrealized appreciation	191,352,596	31,797,933
Dividends and interest	14,314,243	17,147,887
Master Trust net investment income	$205,666,839	$48,945,820

The Master Trust categorizes its assets and liabilities into one of three levels based on the assumptions and inputs used in valuing the asset or liability. Level 1 provides the most reliable measure of fair value, while Level 3 generally requires significant management judgment. The three levels are defined as follows:

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Master Trust’s investments in mutual funds, money market funds, self-directed brokerage, including investments in small, mid and large cap equities, in the United States and internationally, as well as investments in Common Stock are classified as Level 1 assets in the fair value hierarchy. The Master Trust’s investments in common collective trust funds are considered to have readily determinable fair value as each fund publishes a daily price at the end of each day. While the underlying assets are actively traded on an exchange, the common collective trust funds are not and, therefore, are classified as Level 2 assets in the fair value hierarchy.

Master Trust assets measured at fair value as of December 31, 2016 and 2015 are summarized below:

2016	Fair Value	Level 1	Level 2	Level 3
Mutual funds	$281,018,256	$281,018,256	$—	$—
Common collective trust funds	300,996,560	—	300,996,560	—
Money market funds	3,838,930	3,838,930	—	—
Self-directed brokerage	13,869,935	13,869,935	—	—
The Toro Company Common Stock	419,003,720	419,003,720	—	—
Investments at fair value	$1,018,727,401	$717,730,841	$300,996,560	$—

2015	Fair Value	Level 1	Level 2	Level 3
Mutual funds	$274,921,858	$274,921,858	$—	$—
Common collective trust funds	262,001,860	—	262,001,860	—
Money market funds	3,955,951	3,955,951	—	—
Self-directed brokerage	13,814,321	13,814,321	—	—
The Toro Company Common Stock	322,340,390	322,340,390	—	—
Investments at fair value	$877,034,380	$615,032,520	$262,001,860	$—

There were no transfers between Level 1 and Level 2 during the years ended December 31, 2016 and 2015.

Note 6 — Federal Income Taxes

The Internal Revenue Service ("IRS") has determined and informed the Company by a letter dated November 7, 2012, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). Although the Plan has been amended since receiving the determination letter, the Company, as the administrator of the Plan, believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax-exempt. The Company has filed an application for a new determination letter with respect to the January 1, 2016 amended and restated Plan document, but has not received a final determination letter from the IRS as of June 29, 2017.

U.S. GAAP requires the Plan’s management to evaluate tax positions taken by the Plan and recognize a tax liability, or asset, if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan’s management has concluded that as of June 29, 2017, there are no uncertain tax positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan's management believes that the Plan is no longer subject to income tax examinations for years prior to 2012.

Note 7 — Subsequent Events

The Company evaluated all subsequent events through June 29, 2017 and concluded that no subsequent events have occurred that would require recognition in the Financial Statements or disclosure in the Notes to the Financial Statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Toro Company Profit-Sharing Plan for Plymouth Union Employees

Date: June 29, 2017	By /s/ Renee J. Peterson
Renee J. Peterson
Vice President, Treasurer and Chief Financial Officer of The Toro Company (duly authorized officer and principal financial and accounting officer)